SEC
Mail Processing
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FEB 29 2012

Washington, DC
125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67196

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RiverSource Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 Ameriprise Financial Center, 707 2nd Avenue South
(No. and Street)

Minneapolis	MN	55474
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David K. Stewart — 612-678-4769
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Dr.	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

12014740

KW 3/31

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

413

OATH OR AFFIRMATION

I, David K. Stewart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RiverSource Distributors, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RENEE A. BOBICK
Notary Public
Minnesota
My Commission Expires Jan. 31, 2015

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

RiverSource Distributors, Inc.
SEC File Number: 8-67196
December 31, 2011
With Report of Independent Auditors

pwc

pwc

STATEMENT OF FINANCIAL CONDITION

RiverSource Distributors, Inc.
SEC File Number: 8-67196
December 31, 2011
With Report of Independent Auditors

RiverSource Distributors, Inc.
Statement of Financial Condition
December 31, 2011

Contents

Report of Independent Auditors....1
Statement of Financial Condition....2
Notes to Statement of Financial Condition....3

pwc

Report of Independent Auditors

To the Board of Directors of
RiverSource Distributors, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of RiverSource Distributors, Inc. (the "Company") at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
February 28, 2012

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

RiverSource Distributors, Inc.
Statement of Financial Condition
December 31, 2011
(in thousands except share data)

Assets		
Cash and cash equivalents	$	37,101
Receivables:		
Due from affiliates, net		1,701
Other		5
Deferred income taxes, net		1,079
Deferred compensation		918
Equipment and software, net of accumulated depreciation and amortization of $6,937		127
Other assets		1,010
Total assets	$	41,941
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses:		
Due to affiliates	$	4,338
Accrued salaries and employee benefits		4,060
Other		1,147
Total liabilities		9,545
Stockholder's equity:		
Common stock $.01 par value per share:		
Authorized, issued and outstanding shares - 100		—
Additional paid-in capital		32,876
Accumulated deficit		(480)
Total stockholder's equity		32,396
Total liabilities and stockholder's equity	$	41,941

The accompanying notes are an integral part of this financial statement.

RiverSource Distributors, Inc.
Notes to Statement of Financial Condition
(in thousands)

1. Organization and Significant Accounting Policies

Organization

RiverSource Distributors, Inc. (the Company) is incorporated under the laws of the state of Delaware. The Company is a wholly owned subsidiary of Ameriprise Financial, Inc. (the Parent). The Company is a limited purpose broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company provides underwriting and distribution services for financial products of affiliated companies, RiverSource Life and RiverSource Life Insurance of New York, which distribute variable insurance and annuity products.

Basis of Financial Statement Presentation

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. These accounting estimates reflect the best judgment of management and actual amounts could differ from those estimates.

Significant Accounting Policies

Fair Value of Financial Instruments: Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature and based on market interest rates available to the Company at December 31, 2011, approximate fair value.

Cash and Cash Equivalents: Cash equivalents include time deposits and other highly liquid investments with original maturities of 90 days or less.

Deferred compensation: Deferred compensation represents amounts paid to the Parent for restricted stock awards granted by the Parent to the Company's employees. Cash is paid on the grant date based on the grant-date fair value of the awards. The grant-date fair value is expensed on a straight-line basis over the vesting period, generally three years, of the restricted stock awards.

Equipment and Software: Equipment and software are carried at cost less accumulated depreciation and amortization. The Company capitalizes certain costs to develop or obtain software for internal use. The carrying value of the internally developed software is $30 as of December 31, 2011. The Company generally uses the straight-line method of depreciation and amortization over a period ranging from three to ten years.

(in thousands)

2. Recent Accounting Pronouncements

Future Adoption of New Accounting Standards

Balance Sheet

In December 2011, the Financial Accounting Standards Board (FASB) updated the accounting standards to require new disclosures about offsetting assets and liabilities. The standard requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial condition and instruments and transactions subject to an agreement similar to a master netting arrangement. The standard is effective for interim and annual periods beginning on or after January 1, 2013 on a retrospective basis. The adoption of the standard will not impact the Company's statement of financial condition, but will require additional footnote disclosures.

Fair Value

In May 2011, the FASB issued updated accounting guidance for fair value measurements and disclosures intended to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. This new guidance clarifies the application of existing fair value measurement and disclosure requirements, changes certain principles related to measuring fair value, and requires additional disclosures about fair value measurements. Specifically, required disclosures are expanded under the new guidance, especially for fair value measurements that are categorized within Level 3 of the fair value hierarchy, for which quantitative information about the unobservable inputs used and a narrative description of the valuation processes in place will be required. The guidance is effective for periods beginning after December 15, 2011. Management is currently evaluating the impact of adoption on the Company.

3. Income Taxes

In connection with the provision for income taxes, the financial statements reflect certain amounts related to deferred tax assets and liabilities, which result from temporary differences between the assets and liabilities measured for financial statement purposes versus the assets and liabilities measured for tax return purposes. The Company's taxable income is included in the consolidated federal and state income tax returns of the Parent. The Company provides for income taxes on a separate return basis under an agreement between the Parent and the Company. The Company uses the benefits for loss method in order to allocate current and deferred tax expense. Benefits for loss modifies the separate return methodology so that net operating losses (or other current or deferred tax attributes) are characterized as realized (or realizable) by the consolidated group even if the member would not otherwise have realized the attributes on a stand-alone basis. Under this methodology, the Company's Federal deferred tax assets should be considered realizable to the extent that they can be realized by the Company's Federal income tax filing group. It is the policy of the Parent to reimburse its subsidiaries for any tax benefits recorded.

The Company had a payable to the Parent for federal income taxes of $679 at December 31, 2011. Also, the Company had a receivable from the Parent for state income taxes of $563 at December 31, 2011.

(in thousands)

Significant components of the Company's deferred income tax assets and liabilities as of December 31, 2011 are as follows:

Deferred income tax assets:	
Deferred compensation and bonuses	$ 2,136
State income taxes	247
Other	1
Total deferred income tax assets	2,384
Deferred income tax liabilities:	
Deferred intercompany gains	1,268
Depreciation	25
Internally developed software	12
Total deferred income tax liabilities	1,305
Net deferred income tax asset	$ 1,079

The Company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets, and therefore, no such valuation allowance has been established.

For all open tax years and all major taxing jurisdictions, management of the Company has concluded that there are no significant uncertain tax positions that would require recognition in the financial statements. Federal income tax returns remain open for 1997 to 2006 and 2008 to 2010. The Company's state income tax returns remain open for the years 1999 to 2010. Furthermore, management of the Company is also not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

The Company recognizes interest and penalties related to unrecognized tax benefits as a component of the income tax provision. The Company had no unrecognized tax benefits or related interest and penalties for the year ended December 31, 2011.

4. Fair Values of Assets and Liabilities

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

Valuation Hierarchy

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2 – Prices or valuation based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Determination of Fair Value

The Company uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets and liabilities. The Company's market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Company's income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount. When applying either approach, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs.

The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

Assets

Cash Equivalents

Cash equivalents include highly liquid investments with original maturities of 90 days or less. The Company's cash equivalents are classified as Level 2 and measured at amortized cost, which approximates fair value because of the short time between the purchase of the instrument and its expected realization. There are no liabilities measured at fair value at December 31, 2011.

The following table presents the balances of assets measured at fair value on a recurring basis:

	December 31, 2011			
	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$ —	$ 36,999	$ —	$ 36,999
Total assets at fair value	$ —	$ 36,999	$ —	$ 36,999

During the reporting period, there were no assets or liabilities measured at fair value that were Level 3 and there were no material assets or liabilities measured at fair value on a nonrecurring basis. There were no transfers between levels during the year.

5. Net Capital Requirements

The Company is subject to the net capital requirements of FINRA and the Uniform Net Capital requirements of the SEC under Rule 15c3-1. FINRA and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2011, the Company had net capital of $26,586, which was $26,336 in excess of the amount required to be maintained.

6. Related-Party Transactions

The Company provides various services to other affiliates and is compensated for these services pursuant to various agreements with the affiliates to which the services are provided. The most significant activity includes providing distribution services for affiliated insurance and annuity products sold through an affiliated field force and outside distributors.

The Company participates in the Parent's Incentive Compensation Plan. Employees are eligible to receive incentive awards including stock options, restricted stock awards (RSAs), non-qualified options, restricted stock units (RSUs), deferred share units, performance shares and similar awards designed to comply with the applicable federal regulations and laws of jurisdiction. The Company pays various employee benefit plan expenses to the Parent including expenses associated with RSAs, RSUs, stock options and deferred compensation plans, based on the value of the awards issued to the Company's employees.

The Company participates in the Parent's Retirement Plan (the Plan) which covers all permanent employees age 21 and over who have met certain employment requirements. Contributions to the Plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for the Plan complies with the applicable minimum funding requirements specified by the Employee Retirement Income Security Act.

The Company also participates in the defined contribution pension plans of the Parent that cover all employees who have met certain employment requirements. The Company's contributions to the plans are a percentage of either each employee's eligible compensation or basic contributions.

7. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain provisions related to general indemnifications. The Company's maximum exposure under these arrangements is unknown, as any such exposure involves possible future claims that may be, but have not yet been, made against the Company, based on events which have not yet occurred. However, based on experience, the Company believes the risk of loss from these arrangements to be remote.

8. Subsequent Events

As of February 28, 2012, the Company has evaluated events or transactions that may have occurred after the statement of financial condition date for potential recognition or disclosure. No events or transactions were identified requiring further recognition or disclosure.

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